ASANKO GOLD
NYSE MKT: AKG | TSX: AKG
www.asanko.com

PMI GOLD CORPORATION

PMI OBTAINS FINAL ORDER FOR PLAN OF ARRANGEMENT

Vancouver, British Columbia, February 4, 2014 – Asanko Gold Inc. ("Asanko") (TSX, NYSE MKT: AKG) and PMI Gold Corporation ("PMI") (TSX: PMV, ASX: PVM) are pleased to announce that PMI has obtained a final order from the Supreme Court of British Columbia approving the previously announced acquisition of PMI by Asanko pursuant to a plan of arrangement (the "Arrangement"). The Arrangement received overwhelming approval by shareholders of Asanko and PMI at their respective shareholders meetings held at the same time on January 30, 2014 (Vancouver) and January 31, 2014 (Perth), respectively.

The Arrangement is expected to be completed on or about February 6, 2014 and is subject to the satisfaction of certain other closing conditions customary in a transaction of this nature.

Full details of the Arrangement and certain other matters are set out in the joint management information circular of Asanko and PMI dated December 20, 2013 (the "Information Circular"). A copy of the Information Circular and other meeting materials can be found on the SEDAR website at www.sedar.com.

Contacts for further information:

Asanko Gold	**PMI**
Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com Greg McCunn, CFO Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com **General:** Email: info@asanko.com Website: www.asanko.com	John Ciganek, General Manager – Corporate Development Telephone: +61-412-589-418 Email: john.ciganek@pmigoldcorp.com **General:** Email: info@pmigoldcorp.com Website: www.pmigoldcorp.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the fully financed, multi-million ounce Esaase Gold Project located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

About PMI Gold Corporation

PMI is an exploration and development company listed on the TSX and ASX. PMI has a strong portfolio of assets in Ghana, with a dominant 70km contiguous landholding on the Asankrangwa Gold Belt including the Obotan Gold Project and the Diaso Regional Exploration Project.